# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scientific Industries, Inc., CIK 0000087802
CUSIP: 808757108
Title of class of securities: Common Stock, par value $0.05 per share
Address of issuer's principal executive offices: 80 Orville Drive, Suite 102, Bohemia, New York (NY), 11716
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001011438-24-000287
Filed by CIK 0001212897

## Reporting persons
- North Run Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,089,743; sole dispositive power 0; shared dispositive power 1,089,743; aggregate amount beneficially owned 1,089,743 (9.99% of the class)
- North Run Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,089,743; sole dispositive power 0; shared dispositive power 1,089,743; aggregate amount beneficially owned 1,089,743 (9.99% of the class)
- Todd B. Hammer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,089,743; sole dispositive power 0; shared dispositive power 1,089,743; aggregate amount beneficially owned 1,089,743 (9.99% of the class)
- Thomas B. Ellis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,089,743; sole dispositive power 0; shared dispositive power 1,089,743; aggregate amount beneficially owned 1,089,743 (9.99% of the class)
- Michael Bosco: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,089,743; sole dispositive power 0; shared dispositive power 1,089,743; aggregate amount beneficially owned 1,089,743 (9.99% of the class)
- North Run - Due North Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,089,743; sole dispositive power 0; shared dispositive power 1,089,743; aggregate amount beneficially owned 1,089,743 (9.99% of the class)
- North Run GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,089,743; sole dispositive power 0; shared dispositive power 1,089,743; aggregate amount beneficially owned 1,089,743 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Scientific Industries, Inc.
Address of issuer's principal executive offices: 80 Orville Drive, Suite 102, Bohemia, New York 11716

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G (this "Amendment") is being filed on behalf of North Run Capital, LP, a Delaware limited partnership (the "Investment Manager"), North Run Advisors, LLC, a Delaware limited liability company ("North Run"), North Run - Due North Partners, LP, a Delaware limited partnership ("Due North"), North Run GP, LP, a Delaware limited partnership (the "GP"), Todd B. Hammer, Thomas B. Ellis and Michael Bosco (collectively, the "Reporting Persons"). The Investment Manager is the investment manager of certain private pooled investment vehicles, including Due North. Todd B. Hammer, Thomas B. Ellis and Michael Bosco are the limited partners of Due North. This Amendment relates to shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Scientific Industries, Inc., a Delaware corporation (the "Issuer"), held by the Due North.
Address of principal business office or, if none, residence: For all Filers: 867 Boylston St., 5th Floor #1361, Boston, MA 02116.
Citizenship:
(1) North Run Capital, LP is a Delaware limited partnership.
(2) North Run Advisors, LLC is a Delaware limited liability company.
(3) Todd B. Hammer is a U.S. citizen.
(4) Thomas B. Ellis is a U.S. citizen.
(5) Michael Bosco is a U.S. citizen.
(6) North Run - Due North Partners, LP is a Delaware limited partnership.
(7) North Run GP, LP is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Investment Manager, North Run, Todd B. Hammer, Thomas B. Ellis, Michael Bosco, Due North and the GP may be deemed the beneficial owners of 1,089,743 shares of Common Stock. This amount consists of (i) 685,000 shares of Common Stock and (ii) warrants exercisable to purchase shares of Common Stock, which, due to the beneficial ownership limitations in such warrants, are currently exercisable for 404,743 shares of Common Stock.
Percent of class: The Investment Manager, North Run, Todd B. Hammer, Thomas B. Ellis, Michael Bosco, Due North and the GP may be deemed the beneficial owners of 9.99% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,089,743 by 10,503,599, which is the number of shares of Common Stock outstanding as of November 13, 2024, according to the Issuer's Form 10-Q filed on November 14, 2024 with the Securities and Exchange Commission, plus shares that may be acquired by such Reporting Persons within 60 days subject to beneficial ownership limitations.
Sole power to vote or to direct the vote: Not applicable.
Shared power to vote or to direct the vote: The Investment Manager, North Run, Todd B. Hammer, Thomas B. Ellis, Michael Bosco, Due North and the GP have the shared power to vote the 1,089,743 shares of Common Stock beneficially owned.
Sole power to dispose or to direct the disposition: Not applicable.
Shared power to dispose or to direct the disposition: The Investment Manager, North Run, Todd B. Hammer, Thomas B. Ellis, Michael Bosco, Due North and the GP have the shared power to dispose of the 1,089,743 shares of Common Stock beneficially owned.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- North Run Capital, LP: /s/ Michael Fisher, Michael Fisher / Attorney-in-Fact for Thomas B. Ellis and Todd B. Hammer, Members of General Partner (02/13/2025)
- North Run Advisors, LLC: /s/ Michael Fisher, Michael Fisher / Attorney-in-Fact for Thomas B. Ellis and Todd B. Hammer, Members (02/13/2025)
- Todd B. Hammer: /s/ Michael Fisher, Michael Fisher / Attorney-in-Fact (02/13/2025)
- Thomas B. Ellis: /s/ Michael Fisher, Michael Fisher / Attorney-in-Fact (02/13/2025)
- Michael Bosco: /s/ Michael Fisher, Michael Fisher / Attorney-in-Fact (02/13/2025)
- North Run - Due North Partners, LP: /s/ Michael Fisher, Michael Fisher/ Attorney-in-Fact for Thomas B. Ellis, Todd B. Hammer and Michael Bosco Members of General Partner (02/13/2025)
- North Run GP, LP: /s/ Michael Fisher, Michael Fisher / Attorney-in-Fact for Thomas B. Ellis and Todd B. Hammer, Members of General Partner (02/13/2025)